July 14, 2005


      Mail Stop 4561

Cery Perle
Chief Executive Officer
Newport International Group, Inc.
73061 El Paseo
Suite 202
Palm Dessert, CA  92260

      Re:	Newport International Group, Inc.
		Form 10-KSB for the year ended December 31, 2004
      Filed 4/1/05
      File No. 000-30587

Dear Mr. Perle:

      We have reviewed your response letter dated June 29, 2005 and have the following additional comment. As previously stated, this comment may require amendment to the referenced filing previously filed with the Commission.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Consolidated Balance Sheet, page F-3

1. We note your responses to comments 1 and 2. Tell us how you determined the fair value of your investment in the 6,484,840 Langley
Park shares upon acquisition, then subsequently at December 31,
2004
and March 31, 2005. Tell us how you determined to record an unrealized loss of approximately $10 million. Was this unrealized loss based on Langley Park`s stock price? In addition, tell us what consideration, if any, you gave to SFAS 133 in determining how to account for the call option on the 3,242,420 Langley Park shares placed in escrow. It appears that the shares you have recorded as contra-equity could be considered a derivative. Also, please disclose to us your ownership percentage in Langley Park prior to and following Langley`s IPO. Please cite the specific accounting literature that you are relying upon in your response.


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


      You may contact Kristi Beshears at (202) 551-3429 or me at
(202) 551-3486 if you have questions.



						Sincerely,



Daniel L. Gordon
Branch Chief



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Newport International Group, Inc.
July 14, 2005
Page 1